Mail Stop 3561

September 22, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Michael J. Anderson, Chief Executive Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

      Re: **The Andersons, Inc.**
             Form 10-K for the year ended December 31, 2007
             Filed February 28, 2008
             File No. 000-20557

Dear Mr. Anderson:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 34

1.   We refer to the last sentence on page 35. Please tell us where the proceeds of the sale of the 34% interest in The Anderson's Marathon Ethanol LLC are reflected on your cash flow statement, as we note no line item for proceeds from sale of affiliates. If you have offset the proceeds with the cash invested in affiliates, please revise future filings to separately present the cash inflows and outflows from investing activities. Please refer to SFAS 95, paragraph 31. Also, please tell us and revise future filings to discuss the amount of any gain or loss that was recognized in connection with this sales transaction.

Financial Statements, page 40
Consolidated Statements of Income, page 43

2.   We note from the disclosure in the Company's revenue recognition policy included in Note 1 and from disclosures provided elsewhere in the Company's Annual Report on Form 10-K, that the Company's revenues include revenues earned from the sales of tangible products, from the provision of various services and from rental revenues on operating leases. Please revise your consolidated statements of operations in future filings to provide separate disclosure of revenues from sales of products from the provision of services and from rental activities. Separate disclosure of the related costs of sales should also be provided for the costs associated with each of these activities. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements, page 47
Note 1. Summary of Significant Accounting Policies, page 47
Equity Securities, page 49

3.   We note the disclosure indicating that during 2007, the Company donated $4.9 million of available for sale equity to securities to a charitable foundation and realized a gain of $4.8 million that has been reflected in other income. Please tell us in further detail the specific nature of the equity securities contributed to the charitable foundation during 2007 and explain in further detail how the Company valued these securities at the date they were contributed to the charitable foundation.

Note 2. Equity Method Investments and Related Party Transactions, page 54

4.   We note from page 55 that the company exchanged its ownership interest in
        Iroquois Bio-Energy Corporation with a third party for an equal interest in TAAE.
        To the extent that the exchange represents a transaction with commercial
        substance, please tell us and revise the notes to your financial statements to
        explain how you accounted for the exchange of interests. If you believe the
        transaction lacked commercial substance, please provide us with the basis for
        your conclusions. Refer to the guidance outlined in SFAS 153, APB 29, and
        EITF 01-2.

Note 9. Stock Compensation Plan, page 65

5.   Please tell us and explain in the notes to your financial statements in future filings
        why different dividend yields were used for purposes of computing the fair values
        of stock based compensation grants issued under the Long Term Performance and
        Compensation Plan and the Employee Purchase Plan during 2006. In this regard,
        we note that a dividend yield of .50% was used for purposes of computing the fair
        values of awards under the Long Term Performance Compensation Plan whereas
        a dividend yield of .84% was used for stock based compensation awards under the
        Employee Share Purchase Plan.

Schedule II – Consolidated Valuation and Qualifying Accounts, page 84

6.   We note the increase in the allowances for accounts and receivables is not
        proportionate to the increase in accounts and notes receivable at December 31,
        2007. Please tell us the reasons for the increased charges of $3,430 and $230 for
        accounts and notes receivable, respectively during 2007. To the extent any
        known trends or uncertainties are significant with regards to these accounts, you
        should revise future filings to discuss these matters in your MD&A.

Schedule 14A filed 3/20/2008

Benchmarking, page 19

7.   Your disclosure indicates that you rely on certain benchmark companies for
        guidance in setting your compensation. Please revise your disclosure in future
        filings to identify the companies to which you benchmark your compensation. If
        you have benchmarked different elements of your compensation against different
        benchmarking groups, please identify the companies that comprise each group.
        Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Bonus, Performance Targets & Thresholds, page 20</u>

8.   In future filings, please disclose all targets, including targets for Retail and Turf & Specialty, which must be achieved in order for your executive officers to earn their annual bonus and equity incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

<u>Equity Grants, page 23</u>

9.   In future filings, please expand your discussion to clarify the method by which you determine the size of SOSAR and PSU awards granted to your named executive officers. To the extent that stock price appreciation targets or earnings per share targets are employed, please disclose these targets.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

Mr. Michael J. Anderson, CEO
The Andersons, Inc.
September 22, 2008
Page 5

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-33813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief